NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on August 20, 2012, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on August 6, 2012 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. In connection with the merger between Nuveen Virginia Dividend Advantage Municipal Fund and Nuveen Virginia Premium Income Municipal Fund, which became effective before the opening of business on August 6, 2012, each share of MuniFund Term Preferred Shares of Nuveen Virginia Dividend Advantage Municipal Fund was converted into one share of 2.80% Series 2014, MuniFund Term Preferred Shares of Beneficial Interest, $10.00 liquidation preference per share, issued by Nuveen Virginia Premium Income Municipal Fund. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on August 6, 2012.